March 15, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
Attn: Margaret Schwartz
Tim Buchmiller

Re: Gain Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-253303)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), BTIG, LLC and Oppenheimer & Co. Inc., as representatives of the several underwriters, hereby join Gain Therapeutics, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333- 253303) (the “Registration Statement”) to become effective on March 17, 2021, at 4:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

BTIG, LLC

By:	/s/ KC Stone
Name: KC Stone
Title: Managing Director

Oppenheimer & Co. Inc.

By:	/s/ Michael Margolis, R. Ph.
Name: Michael Margolis
Title: Managing Director, Co-Head of Healthcare
Investment Banking

On behalf of each of the Underwriters